December 5, 2007



VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Pamela A. Long


         Re:      Water Chef, Inc.
                  Registration Statement on Form SB-2
                  File No.: 333-122252
                  Filed: October 16, 2007
                  Quarterly Report on Form 10-QSB for the period ended June 30, 2007
                  Filed August 14, 2007


Dear Ms. Long:

     We acknowledge receipt of the letter of comment dated November 19, 2007 from the Staff (the "Comment Letter") with regard to the above-referenced matter. We are securities counsel to Water Chef, Inc. (the "Company") and are submitting, on behalf of the Company, its responses to the comment letter from the Division of Corporation Finance, dated November 19, 2007, relating to the filing of the Company's Registration Statement on Form SB-2 and to the filing of the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 (the "Quarterly Report"). The Company's responses are numbered to correspond to the Staff's comments.

Quarterly report on Form 10-QSB for period ended 6/30/07
--------------------------------------------------------

Item 3: Control and Procedures
------------------------------

1. In light of the identified matters in paragraphs 2 and 5, disclose in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Additionally, clarify whether the items described in these paragraphs relate to disclosure controls and procedures and/or internal controls over financial reporting.

Response:
---------

During the reporting period ended June 30, 2007, our reporting and disclosure controls and procedures were determined to be ineffective. Please be advised that we inadvertently omitted the word "not" in paragraph one to Item 3 in our June 30, 2007 10QSB. This conclusion that our disclosure and control procedures were determined to be ineffective is consistent with what was reported in our annual 10KSB filing for the year ended December 31, 2006. Also see response item 2 below.



2. Disclose in greater detail the nature of the significant deficiency in financial reporting as well as the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken or plans to take, if any, to remediate the material weakness and disclose whether the company believes that the material weakness and the significant deficiency still exist at the end of the period covered by the report.

Response:
---------

In the September 2007 quarter the Company mitigated its material weakness, however certain significant deficiencies are still present.

In the past, the (former) Chief Executive Officer of the Company performed substantially all of the duties of a chief executive officer, chief financial officer and was also responsible for all accounting and financial reporting matters. As described in the most recent 10-QSB, filed with the Securities and Exchange Commission on November 19, 2007, for the period ended September 30, 2007, the Company enhanced its internal control and procedures related to its financial reporting matters. These improvements included both preventive and detective controls by hiring both an external bookkeeper/accounting consultant (with more extensive resources and technical accounting knowledge related to complex finance transactions) and the appointment of a new Chief Financial Officer. As a result, the Company implemented controls and procedures to segregate certain financial duties, strengthen its financial reporting expertise and provide a greater level of control over its disclosure and reporting responsibilities.

New management believes these controls are working to a level of effectiveness that provides reasonable, though not absolute, assurance that the Company's disclosure controls and procedures will detect material errors and fraud. The Company will continually review its controls and procedures so that it can best ensure that the Company is reporting its financial results accurately and timely.

The Company will include these disclosures in its 10KSB filing for December 31, 2007.

3. Disclose when the significant deficiency and material weakness were identified, by whom they were identified and when they first began.

Response:
---------

The Company first disclosed the material weakness in its 10KSB for the year ended December 31, 2006 which was filed on March 30, 2007. Historically the Company has reported a significant deficiency since its formation due to the operating size of the Company and the lack of segregation of reporting responsibilities. Several steps have been taken to remediate the significant deficiency and material weakness, as described above.

                                    * * * * *

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments concerning this response to Yael Harari at (212) 451-2224 or to the undersigned at (212) 451-2252.

                                            Very truly yours,



                                            /s/  Kenneth A. Schlesinger
                                            -----------------------------------
                                                 Kenneth A. Schlesinger

cc:      Leslie J. Kessler
         Terry Lazar